Orchard Supply Hardware Stores Corporation

6450 Via Del Oro

San Jose, California 95119

December 12, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Attention: Jay Ingram, Legal Branch Chief

Re:	Orchard Supply Hardware Stores Corporation
Registration Statement on Form S-1
File No. 333-175105

Ladies and Gentlemen:

Orchard Supply Hardware Stores Corporation, a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of the Company be accelerated so that the Registration Statement may become effective at 3:00 p.m. New York time on December 12, 2011, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

Pursuant to this request, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request for acceleration of effectiveness, please contact William H. Hinman, Jr. of Simpson Thacher & Bartlett LLP at (650) 251-5120.

[Signature Page Follows]

Very truly yours,

ORCHARD SUPPLY HARDWARE STORES CORPORATION

By:	/s/ MICHAEL W. FOX
Name:	Michael W. Fox
Title:	Senior Vice President, General Counsel and Secretary